UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 21, 2022

ProFrac Holding Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-41388	87-2424964
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

333 Shops Boulevard, Suite 301 Willow Park, Texas		76087
(Address of principal executive offices)		(Zip Code)

(254) 776-3722

(Registrant’s telephone number, including area code)

Not Appliable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Class A common stock, par value $0.01 per share	PFHC	The Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01 Other Information.

On June 21, 2022, ProFrac Holding Corp., a Delaware corporation (“ProFrac”), issued a joint press release with U.S. Well Services, Inc., a Delaware corporation (“USWS”), announcing that ProFrac, Thunderclap Merger Sub I, Inc., a Delaware corporation and an indirect subsidiary of ProFrac (“Merger Sub”) and USWS entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides for, among other things, the merger of Merger Sub with and into USWS, with USWS surviving the merger as the surviving corporation as an indirect subsidiary of ProFrac (the “Merger”). The transaction has been unanimously approved by the boards of directors of both ProFrac and USWS. A copy of the joint press release is attached hereto as Exhibit 99.1 and is incorporated herein in its entirety by reference.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this Current Report on Form 8-K and in the joint press release attached hereto as Exhibit 99.1 may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. In some cases, the reader can identify forward-looking statements by words such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” or similar words. Forward-looking statements relate to future events or ProFrac’s future financial or operating performance. These forward-looking statements include, among other things, statements regarding: the expected benefits of the Merger, including any resulting synergies and positive impact on earnings, competitive advantages, expanded active fleet and electric fleet portfolio, increased value, improved efficiency, cost savings including fuel cost savings, access to and rights in acquired intellectual property, emissions minimization and other expected advantages of the Merger; the anticipated timing of the Merger; the likelihood and ability of the parties to successfully consummate the Merger; the services offered by ProFrac and USWS; the markets in which ProFrac and USWS operate; business strategies, debt levels, industry environment and growth opportunities; the projected value of operational synergies, including value expected to result from license fee savings; and expectations regarding ProFrac’s ability to finance USWS’ debt. Such forward-looking statements are based upon assumptions made by ProFrac as of the date hereof and are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the risk that the Merger may not be completed in a timely manner or at all, which may adversely affect the price of ProFrac securities; the failure to satisfy the conditions to the consummation of the Merger, including the approval of the Merger by the stockholders of each of ProFrac and USWS, and the receipt of certain governmental and regulatory approvals; the failure to obtain financing to complete the Merger on favorable terms or at all; the effect of the announcement or pendency of the Merger on ProFrac’s and USWS’ business relationships, performance, and business generally; risks that the Merger disrupts current plans of USWS and potential difficulties in USWS’ employee retention as a result of the Merger; the outcome of any legal proceedings that may be instituted against ProFrac or USWS related to the Merger Agreement and the Merger; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Merger; the impact on the price of ProFrac’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which ProFrac operates, variations in performance across competitors, changes in laws and regulations affecting ProFrac’s business and changes in the combined capital structure; the ability to implement business plans, forecasts, and other expectations after the completion of the Merger, and identify and realize additional opportunities; the ability to integrate acquired assets and personnel into our existing business model and realize the expected value of resulting operational synergies; the ability to successfully and sustainably execute on current business strategies and plans for growth; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statement” in ProFrac’s final prospectus relating to its initial public offering (File No. 333-261255) declared effective by the SEC on May 12, 2022 (the “ProFrac Final Prospectus”). The foregoing list of factors is not exhaustive. There may be additional risks that neither ProFrac nor USWS presently know or that ProFrac or USWS currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the Proxy Materials (as defined below), including those under “Risk Factors” therein, and other documents filed by ProFrac and USWS from time to time with the SEC, which are available on the SEC’s website at www.sec.gov. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Nothing in this Current Report on Form 8-K or in the joint press release attached hereto as Exhibit 99.1 should be regarded as a representation by any person that the forward-looking statements set forth herein or therein will be achieved or that any of the contemplated results of such forward looking statements will be achieved, including without limitation any expectations about ProFrac’s operational and financial performance or achievements. There may be additional risks about which ProFrac is presently unaware or that ProFrac currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and ProFrac and USWS assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither ProFrac nor USWS gives any assurance that either ProFrac or USWS will achieve its expectations, including that the Merger will be consummated.

Additional Information and Where to Find It

In connection with the Merger, ProFrac intends to file with the with the SEC a registration statement on Form S-4, which will include a proxy statement/prospectus (the “Proxy Statement”) and an information statement (the “Information Statement” and together with the Proxy Statement, the “Proxy Materials”). PROFRAC URGES INVESTORS TO READ THE PROXY MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PROFRAC AND THE MERGER. Investors may obtain free copies of the Proxy Materials (when available) as well as other filed documents containing information about ProFrac at http://www.sec.gov, the SEC’s free website. Free copies of ProFrac’s SEC filings including the Proxy Materials (when available) are also available on ProFrac’s website at www.pfholdingscorp.com under “Investor Relations.”

Participants in the Solicitation

ProFrac and USWS and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies in connection with the Merger. Information regarding the officers and directors of ProFrac is included in the ProFrac Final Prospectus. Information regarding the officers and directors of USWS is included in the Definitive Proxy Statement on Schedule 14A filed with the SEC on April 20, 2022, as amended from time to time, with respect to the 2022 Annual Meeting of Stockholders of USWS and in USWS’ Current Report on Form 8-K filed with the SEC on May 4, 2022. More detailed information regarding the identity of the potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the Proxy Materials and other materials to be filed with the SEC in connection with the Merger.

No Offer and Non-Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of ProFrac, USWS or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press Release dated June 21, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PROFRAC HOLDING CORP.

By:	/s/ Lance Turner
	Name:	Lance Turner
	Title:	Chief Financial Officer

Date: June 21, 2022